                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   3  )*
                                            -----

                          Publix Super Markets, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
          -----------------------------------------------------------
                        (Title of Class of Securities)


                                     None
                           ------------------------
                                (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins, Blvd., Lakeland, FL 33601  813/688-1188
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/31/94
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.    None                                          Page  2  of  6  Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins   ###-##-####

2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

         N/A

6        Citizenship or Place of Organization

         United States

Number of
Shares           7  Sole Voting Power                 43,465,938
Beneficially
Owned By         8  Shared Voting Power               0
Each
Reporting        9  Sole Dispositive Power            14,506,573
Person
With             10 Shared Dispositive Power          0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

         Legal ownership 43,465,938 shares

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                                             [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         Approximately 18.77%

14       Type of Reporting Person*

         IN

                                  SCHEDULE 13D
CUSIP No.    None                                          Page  3  of  6  Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins
         Voting Trustee for the Jenkins Family Voting Trust

2        Check the Appropriate Box if a Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

         N/A

6        Citizenship or Place of Organization

         Florida

Number of
Shares             7  Sole Voting Power                   42,910,306
Beneficially
Owned By           8  Shared Voting Power                 0
Each
Reporting          9  Sole Dispositive Power              0
Person
With               10 Shared Dispositive Power            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

         Legal ownership 42,910,306 shares

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                                             [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         Approximately 18.53%

14       Type of Reporting Person*

Continuation of Schedule 13D                                   Page 4 of 6 Pages

This statement is the third amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, for himself individually and in his capacity as Trustee of the Jenkins Family Voting Trust with respect to the common stock, par value $1.00 per share (the "Common Stock").

The undersigned hereby amends Items 3, 4, 5 & 7 of the initial statement by adding the following information.

Item 3.  Source and Amount of Funds or Other Consideration

The changes that have occurred since the filing of the initial statement and the first and second amendments in the total number of shares of common stock on deposit with the Jenkins Family Voting Trust are reflected in Schedule 1, attached hereto. All such changes have been in accordance with the terms of the voting trust agreement.

The changes that have occurred in the shares on deposit in Howard M. Jenkins' individual account are reflected on Schedule 2, attached hereto.

Item 4.  Purpose of Transaction

The changes that have occurred since the filing of the initial statement and the first and second amendments in the total number of shares of common stock with the Jenkins Family Voting Trust have all been consistent with the terms of the voting trust, reflecting investment decisions by the individuals holding voting trust certificates under the voting trust.

The changes that have occurred in the total number of shares of common stock held by Howard M. Jenkins reflect receipt from the Voting Trust and gifts made by Howard M. Jenkins.

Item 5.  Interest in Securities of the Issuer

1.       Howard M. Jenkins

         (a) 43,465,938 shares of common stock, approximately 18.77% of the outstanding common stock.

         (b) Sole power to vote 42,910,306 shares (subject to specific direction by persons owning a majority of the shares in the voting trust); sole power to vote 493,529 shares (owned by Mr. Jenkins individually and held directly); sole power to vote 13,289 shares (owned by the Barnett Childrens Trust); sole power to vote 17,762 shares (owned by the Wesley Robinson Barnett Trust); sole power to vote 31,052 shares (owned by the Nicholas Jenkins Barnett Trust); sole power to dispose of 14,344,470 shares; sole power to dispose of 113,289 shares (owned by the Barnett Childrens Trust); sole power to dispose of 17,762 shares

Continuation of Schedule 13D                                   Page 5 of 6 Pages

                 (owned by the Wesley Robinson Barnett Trust); sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust).

         (c)     See Schedule 2.

2.       Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

         (a) 42,910,306 shares of common stock, approximately 18.53% of the outstanding common stock,

         (b) Sole power to vote over 42,910,306 shares (subject to specific direction by persons owning a majority of the shares held in the voting trust); no power to dispose.

         (c)     See Schedule 1.

Item 7.  Material to be Filed as Exhibits

         Amendment to Voting Trust Agreement (effective March 1, 1994)

Continuation of Schedule 13D                                   Page 6 of 6 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          Signature: /s/ Howard M. Jenkins
                                     ---------------------------------------
                                     Howard M. Jenkins, individually and as
                                     voting trustee of the Jenkins Family
                                     Voting Trust


Date:  February 13, 1995

                                   SCHEDULE 1

                               Shares on Deposit
                         In Jenkins Family Voting Trust


                    Shares              Shares            Description of
  Date             Deposited           Removed             Transaction
  ----             ---------           -------             -----------
 1/03/94                                 43,637          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

 1/14/94                                181,825          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

 3/28/94                                    816          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

 3/31/94                              1,000,000          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         David Jenkins

 4/22/94                              1,000,000          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

12/23/94                                778,860          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

12/28/94                                  7,637          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Julie Fancelli

12/29/94                                 36,364          Shares transferred
                                                         out of Voting Trust
                                                         and into name of
                                                         Howard Jenkins


                                      ---------
                                      3,049,139

                                   SCHEDULE 2

                         Shares Owned by Howard Jenkins
                             In His Individual Name


                Shares            Shares             Price               Description of
Date           Acquired         Disposed of     (If Applicable)           Transaction
- ----           --------         -----------     ---------------           -----------
 2/09/94                            4,545                               Gifted shares

12/29/94         36,364                                                 Acquired upon
                                                                        transfer of his
                                                                        own shares from
                                                                        Jenkins Family
                                                                        Voting Trust

12/29/94                           36,364                               Gifted shares

               --------          --------
                 36,364            40,909
               ========          ========

                    AMENDMENT TO THE VOTING TRUST AGREEMENT


         This is an Amendment (the "Amendment") to a Voting Trust Agreement dated September 12, 1986 (the "Voting Trust Agreement") among Julia J. Fancelli, Howard M. Jenkins, Nancy E. Jenkins, and David F. Jenkins, any other person (including a trustee) who elects to become a party hereto (the "Shareholders") and Howard M. Jenkins as trustee (the "Trustee").


                                   Background

         From time to time, several of the Shareholders have expressed a desire to sell voting trust certificates representing shares of Publix Super Markets, Inc. ("Publix") common stock. However, the experience of the Shareholders to date has been that the voting trust certificates have been difficult to sell. The Shareholders now realize that it is in their best interest to remove a number of shares from the voting trust created by the Voting Trust Agreement (the "Voting Trust") in order that each Shareholder might have a supply of readily marketable shares of Publix common stock. Accordingly, in the consideration of the mutual covenants and agreements set forth below, the parties agree as follows:

                                     Terms

         1. Removal of Shares from the Voting Trust. The Trustee shall transfer 1,000,000 shares of Publix common stock, presently held by the Trustee pursuant to the Voting Trust Agreement to each of the Shareholders upon surrender of voting trust certificates representing 1,000,000 shares of Publix common stock, duly endorsed for cancellation.

         2.      Effective Time.  This Amendment was effective March 1, 1994.

         3. Amendment to be Deposited with Publix. The Trustee shall deposit a copy of an executed copy of this Amendment with the Secretary of Publix.

         4. Voting Trust Agreement to Remain in Full Force and Effect. Except as specifically amended by this Amendment, the Voting Trust Agreement will remain in full force and effect.


         IN WITNESS WHEREOF, the undersigned have executed this Amendment on the dates set forth below.


Date:     January 20         , 1995.             /s/ Julia Jenkins Fancelli
      -----------------------                   ------------------------------
                                                Julia Jenkins Fancelli

Date:     January 20         , 1995.             /s/ Nancy E. Jenkins
      -----------------------                   ------------------------------
                                                Nancy E. Jenkins

Date:     January 20         , 1995.             /s/ David F. Jenkins
      -----------------------                   ------------------------------
                                                David F. Jenkins

Date:     January 20         , 1995.             /s/ Howard M. Jenkins
      -----------------------                   ------------------------------
                                                Howard M. Jenkins
                                                Individually and as Trustee


                                       2